UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 2, 2007

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                      No      ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                      No      ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Total Pages: 19

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Interim Results – Focus on attractive growth segments is delivering strong performance”, dated August 2, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 2, 2007	By:	/s/ Paul Chambers
Paul Chambers
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	F 44 (0) 207 960 2350
London WC2N 6LA	www.smith-nephew.com
England

Smith & Nephew Interim Results – Focus on attractive growth segments is delivering strong performance

2 August 2007

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the second quarter and first half ended 30 June 2007.

	Quarter 2		Half year
	$m	Underlying increase %	$m	Underlying increase %
Revenues ¹	813	12	1,557	12
Trading profit	167	22	315	18
EPSA (cents) ²	12.4	19	23.6	19
Business Unit Revenues ¹
Orthopaedic - Reconstruction	291	15	553	15
- Trauma & CT	150	15	286	17
Endoscopy	178	11	355	12
Advanced Wound Management	194	6	363	4

•	Orthopaedic Reconstruction significantly outperformed the market with particularly strong growth in hip revenues

•	Clinical Therapies has grown to become global number 1 in bone stimulation treatments

•	Endoscopy generated revenue growth in double digits benefiting from new product introductions

•	Advanced Wound Management improved performance as US continued to perform well

•	Earnings Improvement Programme on track with tangible benefits coming through in enhanced margins

•	Integration of Plus Orthopedics and BlueSky going well

•	Reported results

-	Reported revenue growth Q2 up 19%, H1 17%

-	Reported profit before tax Q2 up 17%, H1 12%

-	EPS Q2 11.8 cents up 16%, H1 21.5 cents compared with 54.5 cents in the comparable period which included 35.3 cents from the gain on sale of BSN Medical

Commenting on the second quarter, David Illingworth, Chief Executive of Smith & Nephew, said:

“The second quarter has seen strong revenue growth across the business. Our focus on innovation in the attractive growth market segments in each business is delivering excellent results. This is particularly so in Orthopaedic Reconstruction, where the BIRMINGHAM HIPà Resurfacing System drove growth well above market rates. Margin improvement across the businesses shows that our Earnings Improvement Programme is working well.”

News

Analyst presentation

An analyst presentation and conference call to discuss the Company’s second quarter results will be held at 1.00pm BST / 8.00am EST today, Thursday 2 August. This will be broadcast live on the web and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q207. A podcast will also be available at the same address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0)20 7806 1960 in the UK or +1 (718) 354 1389 in the US. Analysts should contact Samantha Hardy on +44 (0)20 7960 2257 or by email at samantha.hardy@smith-nephew.com for conference details.

Notes

¹	Unless otherwise specified as ‘reported’, all revenue increases throughout this document are underlying increases after adjusting for the effects of currency translation and acquisitions. See note 3 to the financial statements for a reconciliation of these measures to results reported under IFRS.

²	EPSA growth is reported, not underlying, and is stated before restructuring and rationalisation costs, acquisition related costs, amortisation of acquisition intangibles and taxation thereon, and in 2006 the gain on the disposal of the joint venture and the related fair value adjustment. See note 2 to the financial statements.

³	Percentage of new products to revenue is based on products launched within the last three years.

[4]	Comparisons are against restated numbers, see note 1 to the financial statements.

Enquiries

Investors
Adrian Hennah	+44 (0) 20 7401 7646
Chief Financial Officer
Smith & Nephew

Liz Hewitt	+44 (0) 20 7401 7646
Group Director Corporate Affairs
Smith & Nephew

Media
Jon Coles	+44 (0) 20 7404 5959
Justine McIlroy
Brunswick – London

Cindy Leggett-Flynn	+1 (212) 333 3810
Brunswick – New York

Introduction

Second quarter performance has been strong with Group revenues increasing by 12% to $813 million. This revenue growth has been driven by new product sales, such as the BIRMINGHAM HIPà Resurfacing System (“BHRà”), JOURNEYà Bi-cruciate Stabilised Knee, PERI-LOCà Locked Plating System and FASTFIXà Meniscal Repair System. Market conditions on balance in the quarter continued to be favourable across the business with continued pricing pressures in some geographies.

The Group trading margin of 20.5% in the quarter reflected the early benefits from the Earnings Improvement Programme (“EIP”) in all businesses, and especially in Advanced Wound Management.

The acquisitions of Plus Orthopedics Holding AG (“Plus”) and BlueSky Medical Group Inc (“BlueSky”) completed in the quarter and the integration of both these businesses is progressing well.

The share buy-back programme announced on 8 February 2007 continued with 12 million shares bought back in the quarter at a cost of $156 million.

Second Quarter Results

Revenue in the quarter increased by 19% on a reported basis to $813 million, including one month of Plus revenues of $28 million. This represents underlying growth of 12% on the same period last year after adjusting for movements in currency of 3% and acquisitions of 4%.

Trading profit in the quarter was $167 million, representing underlying growth of 22%. Trading margin of 20.5% was an encouraging 1.3% above the comparable period last year. The margin before Plus and BlueSky is 21%. The net interest charge was $3 million, reflecting the borrowings following the Plus acquisition and the share repurchases.

The tax charge reflects the estimated effective rate for the full year of 30%. Attributable profit before the costs of restructuring and rationalisation, acquisition related costs and amortisation of acquisition intangibles and taxation thereon was $116 million.

Adjusted earnings per share increased by 19% to 12.4¢ (62.0¢ per American Depositary Share, “ADS”). Basic earnings per share was 11.8¢ (59.0¢ per ADS) compared with 10.2¢ (51.0¢ per ADS) in 2006.

Trading cash flow, defined as cash generated from operations less capital expenditure but before the costs of macrotextured settlements, acquisition related costs and restructuring and rationalisation, of $136 million in the quarter reflects a higher trading profit to cash conversion rate of 81%, compared with 62% a year ago.

Orthopaedic Reconstruction

Reconstruction revenues at $291 million grew by 15% compared to the second quarter last year and well ahead of the global market which grew at 9%. Reconstruction revenues in the US grew by 20% in the quarter powered by continued BHRà procedure adoption. Outside the US revenue improved to a growth rate of 10%. New products generated 20% of revenues reflecting the success of last year’s product launches.

Hip revenue growth accelerated to 29% in the quarter. In the US hip revenues grew by 50% as the broad acceptance of BHRà by the market continues to develop faster than expected. This product has generated a strong following of newly trained BHRà surgeons who are using it regularly. Our present market share in hip resurfacing is now estimated to be in excess of 50% outside the US. Revenues from hip products other than BHRà grew at an improved 6%.

Worldwide knee revenue growth was 7%. Outside the US revenues grew 13%, the third successive quarter of above average growth as new product introductions continue to gain market penetration. In the US knee revenues grew by a slower 3% reflecting our decision to focus our sales force on BHRà . The JOURNEYà DEUCEà Bi-Compartmental Knee System which broadens the JOURNEYà knee range was launched at the end of the quarter.

We were delighted to complete the acquisition of Plus in the quarter which significantly enhances our product range and presence in Europe, and adds to our growth capabilities in Japan and China. A comprehensive, world-wide integration programme is in place and on track.

Trading margin at 25.1% includes the impact of Plus. The margin of 26.2% before Plus represents an underlying improvement of approaching one per cent deriving mainly from EIP.

Orthopaedic Trauma and Clinical Therapies

Trauma revenues at $150 million grew by 15% driven by volumes and our programmes to improve salesforce effectiveness. Growth in the US was 13% and 21% outside the US maintaining the strong progress made in the first quarter. New products generated 38% of revenues.

Fixation product revenues grew by 10% worldwide, 11% in the US, and 8% outside the US. The quarter’s revenue growth again benefited from the continued progress of our PERI-LOCà Periarticular Locked Plating System and the TRIGENà INTERTANà nail for hip fractures.

Clinical Therapies revenue growth was 25% with a strong contribution from the EXOGEN 4000+à unit introduced last year. The DUROLANE® Single Injection Joint Fluid Therapy product is benefiting from Smith & Nephew’s strength and market reach across Europe, and we continue to work with Q-Med AB to gain pre-market approval of the product in the US.

Clinical Therapies has grown to become global number 1 in the bone stimulation market. This is a substantial achievement resulting from innovative products and our sales channel effectiveness.

Trading margin at 20.0% is a one per cent increase over the same quarter last year driven by our salesforce effectiveness programme as the benefits of the EIP driven reorganisation are delivered.

Endoscopy

Endoscopy continued its double digit revenue growth from the first quarter with revenues up 11% to $178 million. US revenues grew by 7% and outside the US grew by an outstanding 16% with Europe and Australia performing strongly and Japan experiencing price deflation.

Arthroscopic repair (knee, shoulder and hip) revenues grew by 19% in the quarter, making a very strong contribution. Knee and shoulder products, including FASTFIXà Meniscal Repair System and BIORAPTORà Suture Anchor for the shoulder, led this growth. Repair revenues continue to outpace resection revenue growth. Resection revenues grew by 6%, an increase in pace over the first quarter. New product revenues were 29% in the quarter.

Visualisation and Digital Operating Room (“DOR”) revenues grew at 9%, with early sales of the new high definition camera system in the US in line with our expectations.

The trading margin of 18% earned in the second quarter is a more than one percent improvement on the same quarter last year, reflecting the benefit of the successful manufacturing rationalisation and factory moves completed earlier this year.

Advanced Wound Management

Revenues grew by 6% to $194 million, still slightly below market growth but improving as this business starts to realise its potential. US revenue growth at 11% continued the improved performance seen in the last two quarters. Outside the US revenues grew by 5%. We have invested in 18 new products launches in the year to date, the benefits of which will build progressively over the coming quarters.

ALLEVYNà dressings grew at 8% in the quarter. Infection management products, including ACTICOATà antimicrobial silver dressings, returned to growth in a segment impacted by low price competition. IODOSORBà Cadexomer Iodine grew strongly. Total infection management revenues however currently lag market growth rates. The VERSAJETà Hydrosurgery Wound Debridement System had a strong quarter particularly in the US.

During the second quarter we announced the acquisition of BlueSky, a negative pressure wound therapy business. BlueSky provides us with a very valuable entry into this $1.1 billion fast growing segment of the woundcare market. We have completed the first stage of the integration and are on schedule for a worldwide launch early in 2008.

Advanced Wound Management has made a strong start to the implementation of its EIP programme ahead of the other businesses. Actions across the business include the rationalisation of European infrastructure and some country salesforces, factory streamlining and increased outsourcing. Headcount reduced by around 100 prior to the BlueSky acquisition. A substantial improvement in margin this quarter, by over 300 basis points, to 17.1% was achieved before accounting for BlueSky.

Half Year Results

Reported revenues increased by 17% to $1,557 million compared to the same period last year, with underlying growth at 12%.

Trading profit for the half year was up 23% to $315 million with trading margin higher at 20.2%. The net interest charge was $1 million. The tax charge of $87 million reflects the estimated effective rate for the year of 30%. Adjusted attributable profit of $222 million is before the costs of restructuring and rationalisation, acquisition related costs and amortisation of acquisition intangibles and taxation thereon. Attributable profit was $202 million.

EPSA rose by 19% to 23.6¢ (118.0¢ per ADS). Reported basic earnings per share were 21.5¢ (107.5¢ per ADS). A reconciliation of EPSA to reported earnings per share is provided in note 2 to the financial statements.

Trading cash flow was $247 million compared with $129 million a year ago. This is a trading profit to cash conversion ratio of 78% compared with 50% a year ago.

A first interim dividend of 4.51¢ per share (22.55¢ per ADS) will be paid on 9 November 2007 to shareholders on the register at the close of business on 19 October 2007. This represents a 10% increase on the 2006 first interim dividend in line with our current dividend policy.

Earnings Improvement Programme

The earnings improvement programme to deliver on average at least 1% margin improvement each year for the four years of the programme is progressing according to plan across all activity areas. We have made three senior appointments in this quarter with responsibility for operational effectiveness, IT and procurement. Within the businesses the reorganisation of the US Trauma salesforce has been completed and Advanced Wound Management, which is a major contributor to the EIP, achieved margin improvement of over 3%.

Board changes

Sir Christopher O’Donnell retired just after the close of the second quarter. David Illingworth, Chief Operating Officer was appointed as Chief Executive Officer from 1st July. The Board would like to formally thank Sir Christopher for his efforts and leadership which, in his 10 years as Chief Executive, have delivered outstanding growth and built a platform for the future success of Smith & Nephew.

Outlook

Global market conditions continue to be favourably driven by underlying demographic trends which are creating strong demand for our innovative products. The revenue outlook for the year for the individual businesses and for the business as a whole continues to be favourable and is unchanged from the first quarter.

We continue to expect the EIP to increase trading margin by an average of at least 1% per annum until the end of 2010, including a significant increase in 2007, followed by larger increases in subsequent years. In 2010 this margin improvement is expected to equate to at least an additional $150 million in trading profit. We expect the cash costs of the programme to be incurred broadly evenly over three years, but we expect provisions charged to the income statement are likely to be earlier and more uneven.

We continue to expect the Plus acquisition to be broadly EPSA neutral this year and to become accretive thereafter. We continue to expect the BlueSky acquisition to dilute earnings by about 1% in 2007, to be broadly neutral in 2008 and to be accretive thereafter. We continue to expect the BlueSky and the Plus acquisitions together to dilute margins by about 1% in the full year.

The underlying growth in the business, coupled with the EIP and the Plus and BlueSky acquisitions, means that Smith & Nephew is well positioned for strong revenue performance and trading margin improvement for 2007 and beyond.

About Us

Smith & Nephew is a global medical technology business, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company has 9,600 employees and operates in 31 countries around the world. Annual sales in 2006 were nearly $2.8 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

DUROLANE® is a trademark of Q-Med AB.

SMITH & NEPHEW plc

2007 QUARTER TWO AND HALF YEAR RESULTS

Unaudited Group Income Statement for the 3 months and 6 months to 30 June 2007

3 Months 2006	3 Months 2007		Notes	6 Months 2007	6 Months 2006
$m	$m			$m	$m
686	813	Revenue	3	1,557	1,329
(188)	(229)	Cost of goods sold		(421)	(363)
(336)	(385)	Selling, general and administrative expenses		(757)	(651)
(30)	(32)	Research and development expenses		(64)	(59)

132	167	Trading profit	4	315	256
—	(6)	Restructuring and rationalisation costs	5	(23)	—
—	1	Acquisition related costs	7	1	—
(2)	(3)	Amortisation of acquisition intangibles		(7)	(4)

130	159	Operating profit	4	286	252
4	3	Interest receivable		7	11
(1)	(6)	Interest payable		(8)	(5)
2	2	Other finance income		4	3
—	—	Loss on hedge of the sale proceeds of the joint venture		—	(3)

135	158	Profit before taxation		289	258
(39)	(47)	Taxation	10	(87)	(77)

96	111	Profit from continuing operations		202	181
—	—	Discontinued operations: Net profit on disposal of the joint venture	11	—	332

96	111	Attributable profit A		202	513

		Earnings per share A	2
		Including discontinued operations:
10.2 ¢	11.8 ¢	Basic		21.5 ¢	54.5 ¢
10.2 ¢	11.8 ¢	Diluted		21.4 ¢	54.3 ¢
		Continuing operations:
10.2 ¢	11.8 ¢	Basic		21.5 ¢	19.2 ¢
10.2 ¢	11.8 ¢	Diluted		21.4 ¢	19.2 ¢

A	Attributable to the equity holders of the parent.

Unaudited Group Statement of Recognised Income & Expense for the 3 months and 6 months to 30 June 2007

3 Months 2006	3 Months 2007		6 Months 2007	6 Months 2006
$m	$m		$m	$m
17	6	Translation differences	10	43
—	—	Cumulative translation adjustment on disposal of the joint venture	—	(14)
(4)	(2)	Losses on cash flow hedges	(3)	(6)
6	34	Actuarial gains on defined benefit pension plans	54	43
(1)	(12)	Taxation on items taken directly to equity	(19)	(13)

18	26	Net income recognised directly in equity	42	53
96	111	Attributable profit	202	513

114	137	Total recognised income and expense A	244	566

SMITH & NEPHEW plc

2007 QUARTER TWO AND HALF YEAR RESULTS continued

Unaudited Group Balance Sheet as at 30 June 2007

31 Dec 2006		Notes	30 June 2007	1 July 2006
$m			$m	$m
	ASSETS
	Non-current assets
635	Property, plant and equipment		736	627
831	Intangible assets		1,590	723
10	Investments		15	10
110	Deferred tax assets		118	130

1,586			2,459	1,490
	Current assets
619	Inventories		777	614
680	Trade and other receivables		844	638
346	Cash and bank		153	377

1,645			1,774	1,629

3,231	TOTAL ASSETS		4,233	3,119

	EQUITY AND LIABILITIES
189	Called up equity share capital		189	189
329	Share premium account		346	318
—	Treasury shares	2	(229)	—
(1)	Own shares		—	(1)
1,657	Accumulated profits and other reserves		1,850	1,452

2,174	Equity attributable to equity holders of the parent	13	2,156	1,958
—	Minority interest in equity		4	—

2,174	Total equity	13	2,160	1,958

	Non-current liabilities
15	Long-term borrowings		42	16
154	Retirement benefit obligation		118	172
3	Other payables due after one year		67	4
34	Provisions – due after one year		49	53
35	Deferred tax liabilities		46	28

241			322	273

	Current liabilities
119	Bank overdrafts and loans due within one year		1,012	131
421	Trade and other payables		485	440
49	Provisions – due within one year		52	60
227	Current tax payable		202	257

816			1,751	888

1,057	Total liabilities		2,073	1,161

3,231	TOTAL EQUITY AND LIABILITIES		4,233	3,119

SMITH & NEPHEW plc

2007 QUARTER TWO AND HALF YEAR RESULTS continued

Unaudited Condensed Group Cash Flow Statement for the 3 months and 6 months to 30 June 2007

3 Months 2006	3 Months 2007		6 Months 2007	6 Months 2006
$m	$m		$m	$m
		Net cash inflow from operating activities
135	158	Profit before taxation	289	258
(3)	3	Less: Net interest payable/(receivable)	1	(6)
41	50	Depreciation, amortisation and impairment	95	77
5	6	Share based payment expense	13	9
(37)	(36)	Movement in working capital and provisions	(89)	(108)

141	181	Cash generated from operations B	309	230
3	(3)	Net interest (paid)/received	(1)	6
(36)	(79)	Income taxes paid	(111)	(63)

108	99	Net cash inflow from operating activities	197	173

		Cash flows from investing activities
(3)	(733)	Acquisitions (net of $18 million of cash acquired with Plus in 2007)	(737)	(7)
(8)	—	Disposal of joint venture C	—	543
(72)	(67)	Capital expenditure	(105)	(130)

(83)	(800)	Net cash used in investing activities	(842)	406

25	(701)	Cash flow before financing activities	(645)	579

		Cash flows from financing activities
2	5	Proceeds from issue of ordinary share capital	17	5
(57)	(63)	Equity dividends paid	(63)	(57)
7	703	Cash movements in borrowings	708	(263)
—	(156)	Purchase of treasury shares	(221)	—
(5)	(6)	Settlement of currency swaps	(8)	(3)

(53)	483	Net cash used in financing activities	433	(318)

(28)	(218)	Net (decrease)/increase in cash and cash equivalents	(212)	261
360	297	Cash and cash equivalents at beginning of period	291	65
(3)	1	Exchange adjustments	1	3

329	80	Cash and cash equivalents at end of period D	80	329

B

After $9 million (2006 – $16 million) unreimbursed by insurers relating to macrotextured knee revisions, $12 million (2006 – nil) of acquisition related costs and $22 million (2006 – $13 million) of outgoings on restructuring and rationalisation costs.

C	Discontinued operations accounted for nil (2006 – $543 million) of net cash flow from investing activities.
D	Cash and cash equivalents at the end of the period are net of overdrafts of $73 million (2006 – $48 million).

SMITH & NEPHEW plc

2007 QUARTER TWO AND HALF YEAR RESULTS continued

NOTES

1.	The financial information for the three months and six months has been prepared on the basis of the accounting policies set out in the full annual accounts of the Group for the year ended 31 December 2006.

The 2006 full annual accounts were restated to correct for a change in the method of calculating the elimination of intra-group profit carried in inventory, reclassification of certain indirect production overhead expenses from selling, general and administrative expenses to cost of goods sold and a voluntary change in accounting policy for death-in-service benefits. These restatements have been reflected in the 2006 three month and six month Unaudited Group Income Statement, Unaudited Group Statement of Recognised Income and Expense, Unaudited Group Balance Sheet and Unaudited Condensed Group Cash Flow Statement.

The financial information contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The auditors have issued an unqualified opinion on the Group’s statutory financial statements for the year ended 31 December 2006, which have been delivered to the Registrar of Companies.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

On 8 February 2007, the Group announced its intention to undertake a share buy back programme of up to $1.5 billion over the next two years. This followed an assessment of the medium term capital needs of the Group both internally and for acquisitions in which management determined that shareholder value and balance sheet efficiency would be enhanced by returning capital to shareholders. As at 30 June 2007, 18,443,000 ordinary shares had been purchased at a cost of $229 million.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 939 million (2006 – 941 million). The diluted weighted average number of ordinary shares in issue is 943 million (2006 – 945 million).

3 Months 2006		3 Months 2007			6 Months 2007		6 Months 2006
$m		$m			$m		$m
96		111		Attributable profit	202		513
				Adjustments:
—		6		Restructuring and rationalisation costs	23		—
—		(1)		Acquisition related costs	(1)		—
2		3		Amortisation of acquisition intangibles	7		4
—		—		Net profit on disposal of the joint venture	—		(332)
—		—		Loss on hedge of the sale proceeds of the joint venture	—		3
—		(3)		Taxation on excluded items	(9)		(1)

98		116		Adjusted attributable profit	222		187

10.4	¢	12.4	¢	Adjusted earnings per share	23.6	¢	19.9	¢
10.4	¢	12.3	¢	Adjusted diluted earnings per share	23.5	¢	19.8	¢

SMITH & NEPHEW plc

2007 QUARTER TWO AND HALF YEAR RESULTS continued

NOTES

3.	Revenue by segment for the three months and six months to 30 June 2007 was as follows:

3 Months 2006	3 Months 2007		6 Months 2007	6 Months 2006	Underlying growth in revenue
$m	$m		$m	$m	%
					3 Months	6 Months
		Revenue by business segment
228	291	Reconstruction	553	449	15	15
127	150	Trauma and Clinical Therapies	286	239	15	17
156	178	Endoscopy	355	309	11	12
175	194	Advanced Wound Management	363	332	6	4

686	813		1,557	1,329	12	12

		Revenue by geographic market
335	384	United States	753	654	14	14
217	274	Europe E	514	420	9	9
134	155	Africa, Asia, Australasia & Other America	290	255	12	11

686	813		1,557	1,329	12	12

E	Includes United Kingdom six months revenue of $140 million (2006 – $118 million) and three months revenue of $73 million (2006 – $64 million).

Responsibility for the Group’s spinal products was transferred from the Endoscopy business segment to the Trauma and Clinical Therapies business segment with effect from 1 January 2007. Revenue, trading profit and operating profit relating to spinal products is now reported within the Trauma and Clinical Therapies business segment and comparative figures have been restated.

Underlying revenue growth is calculated by eliminating the effects of translational currency and acquisitions. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue	Constant currency exchange effect	Acquisitions effect	Underlying growth in revenue
	%	%	%	%
6 Months
Reconstruction	23	(3)	(5)	15
Trauma and Clinical Therapies	20	(1)	(2)	17
Endoscopy	15	(2)	(1)	12
Advanced Wound Management	9	(5)	—	4

	17	(3)	(2)	12

3 Months
Reconstruction	28	(2)	(11)	15
Trauma and Clinical Therapies	18	—	(3)	15
Endoscopy	14	(2)	(1)	11
Advanced Wound Management	11	(4)	(1)	6

	19	(3)	(4)	12

SMITH & NEPHEW plc

2007 QUARTER TWO AND HALF YEAR RESULTS continued

NOTES

4.	Trading and operating profit by segment for the three months and six months to 30 June 2007 was as follows:

3 Months 2006	3 Months 2007		6 Months 2007	6 Months 2006
$m	$m		$m	$m
		Trading Profit by business segment
58	73	Reconstruction	139	114
24	30	Trauma and Clinical Therapies	53	43
26	32	Endoscopy	65	56
24	32	Advanced Wound Management	58	43

132	167		315	256

		Operating Profit by business segment
56	69	Reconstruction	127	110
24	28	Trauma and Clinical Therapies	49	43
26	32	Endoscopy	62	56
24	30	Advanced Wound Management	48	43

130	159		286	252

5.	Restructuring and rationalisation costs comprise $26 million relating to the earnings improvement programme in 2007 comprising redundancy costs and consultancy fees and a release of $3 million relating to the write back of previous restructuring and rationalisation provisions.

6.	On 31 May 2007 the Group completed the acquisition of Plus Orthopedics Holding AG (“Plus”), a private Swiss orthopaedic company for a total of CHF 1,091 million ($889 million) in cash, including assumed debt. This will be integrated into the Group’s Reconstruction and Trauma and Clinical Therapies business segments. Plus reported revenues of CHF 380 million ($305 million) in 2006 and profit before interest and taxation of CHF 44 million ($35 million). Revenue and trading profit since acquisition was $28 million and $3 million respectively. The assets and liabilities as of 31 May 2007 arising from the acquisition are as follows:

Book value
$m
Property, plant and equipment	82
Intangible assets	10
Other non-current assets	25
Inventories	106
Other current assets	128
Non-current liabilities	(163)
Current liabilities	(154)
Less: Equity attributable to minority interests	(4)

30
Goodwill on acquisition	688

718

Cash consideration	726
Acquisition costs	10
Net cash acquired in Plus	(18)

Total purchase consideration	718

Add: net debt acquired with Plus (reported in liabilities above)	181
Less: acquisition costs	(10)

889

SMITH & NEPHEW plc

2007 QUARTER TWO AND HALF YEAR RESULTS continued

NOTES

6.	The Group has allocated provisionally the difference between the purchase consideration and the book value of net assets to goodwill. An exercise to align accounting policies and to measure the acquired assets and liabilities at fair value is in progress. This will result in significant changes to the value attributable to goodwill, intangible assets, inventories and deferred tax.

7.	Acquisition related costs comprise $2 million relating to Plus integration and a release of $3 million relating to an over provision of bid related costs from 2006.

8.	On 10 May 2007 Smith & Nephew acquired BlueSky Medical Group, Inc. for an initial payment of $15 million with further milestone payments of up to $95 million related to revenues and other events. The cost is assessed as $60 million, being the fair value of probable consideration of $59 million and $1 million of acquisition costs. The difference between the purchase consideration and the book value of net assets ($60 million) has been allocated provisionally to goodwill.

9.	The cumulative number of revisions of the macrotextured knee product was 1,017 on 30 June 2007 compared with 1,006 at the end of Quarter One 2007. This represents 34% of the total implanted. Settlements with patients have been achieved in respect of 940 revisions (Quarter One 2007 – 937 settlements). The provision has been increased in the quarter by $22 million. This has been offset in the income statement by a recovery of $22 million. $55 million of provision remains to cover future settlement costs.

10.	Taxation of $96 million (2006 – $78 million) for the six months on the profit before restructuring and rationalisation costs, acquisition related costs, the loss on hedge of the sale proceeds of the joint venture, discontinued operations and amortisation of acquisition intangibles is at the full year estimated effective rate. Of the $87 million (2006 – $77 million) taxation charge for the six months $64 million (2006 – $60 million) relates to overseas taxation.

11.	On 23 February 2006 the Group sold its 50% interest in the BSN Medical joint venture for cash consideration of $562 million. The net profit of $332 million on the disposal of the joint venture is after a credit of $14 million for cumulative translation adjustments and $26 million of transaction costs. A further $1 million of transaction costs, $3 million of indemnity provision and a $23 million release of taxation provisions relating to this transaction was recorded in the year ended 31 December 2006. The Group’s discontinued operations earnings per share for the six months in 2006 was basic 35.3¢ and diluted 35.1¢.

12.	The 2006 second interim dividend of $63 million was paid on 11 May 2007. The first interim dividend for 2007 of 4.51 US cents per ordinary share was declared by the Board on 2 August 2007. This is payable on 9 November 2007 to shareholders whose names appear on the register at the close of business on 19 October 2007. Shareholders may participate in the dividend re-investment plan.

SMITH & NEPHEW plc

2007 QUARTER TWO AND HALF YEAR RESULTS continued

NOTES

13.	The movement in total equity for the six months to 30 June 2007 was as follows:

	2007	2006
	$m	$m
Opening equity as at 1 January	2,174	1,435
Attributable profit	202	513
Equity dividends paid	(63)	(57)
Exchange adjustments	10	29
Losses on cash flow hedges	(3)	(6)
Actuarial gains on defined benefit pension plans	54	43
Share based payment recognised in the income statement	13	9
Taxation on items taken directly to equity	(19)	(13)
Purchase of treasury shares	(229)	—
Issue of ordinary share capital	17	5

Closing equity attributable to equity holders of the parent	2,156	1,958
Minority interest arising on business combination	4	—

Closing total equity	2,160	1,958

14.	(Net debt)/net cash as at 30 June 2007 comprises:

	2007	2006
	$m	$m
Cash and bank	153	377
Long-term borrowings	(42)	(16)
Bank overdrafts and loans due within one year	(1,012)	(131)
Net currency swap liabilities F	(2)	(1)

	(903)	229

The movements in the six months were as follows:

Opening net cash/(net debt) as at 1 January	210	(306)
Cash flow before financing activities	(645)	579
New finance leases	(7)	—
Debt and finance leases acquired with Plus	(181)	—
Proceeds from issue of ordinary share capital	17	5
Purchase of treasury shares	(221)	—
Equity dividends paid	(63)	(57)
Exchange adjustments	(13)	8

Closing (net debt)/net cash	(903)	229

F

Net currency swap liabilities of $2 million (2006 – $1 million) comprises $1 million (2006 – nil) of current asset derivatives within trade and other receivables and $3 million (2006 – $1 million) of current liability derivatives within trade and other payables.

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been instructed by the company to review the financial information for the three months and six months ended 30 June 2007 which comprises Group Income Statement, Group Statement of Recognised Income and Expense, Group Balance Sheet, Condensed Group Cash Flow Statement and the related notes 1 to 14. We have read the other information contained in the interim report for quarter two and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim report for quarter two, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report for quarter two in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed. The accounting policies are consistent with those that the director’s intend to use in the next annual accounts.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months and six months ended 30 June 2007.

Ernst & Young LLP

London

2 August 2007